Filed by MSCI Inc.
Pursuant to Rule 425 of the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
of the Securities Exchange Act of 1934

Subject Company: RiskMetrics Group, Inc.
(Commission File No.: 1-33928)

The following communication was sent to MSCI Inc. clients on March 1, 2010:

Dear Client

We are delighted to announce today that MSCI Inc. has entered into a definitive merger agreement with RiskMetrics Group, Inc., a leading provider of risk management and corporate governance products and services to the global financial community. This transaction will bring together a number of powerful brands to create a global company dedicated to delivering world-class investment decision support tools to a broad variety of financial institutions. From equity indices through to multi-asset class risk management solutions and portfolio management systems, the combined product offering will help clients make more informed decisions throughout their investment process. Our combined global company will also have a unique depth of client service and research staff dedicated to working with you on a day-to-day basis.

We believe the combination of MSCI’s expertise in equity portfolio risk models and analytics, and RiskMetrics’ powerful multi-asset class risk management platform will create a comprehensive portfolio risk management offering, which will provide our clients with a seamless view of risk across the entire front and middle office.

Both companies have an in-depth understanding of the challenges facing their respective clients and market segments. Together, we believe we will be able to use that expertise to develop and deliver a much broader range of investment decision tools, supported by superior client service and research thought-leadership – all from one global provider.

The merger is subject to customary closing conditions for transactions of this nature.  Until that time, both companies will be operating business as usual. Should the merger be finalized, we will then issue additional communications that outline the transition process to arrive at the goal of becoming one company.

More information on the transaction can be found in the joint press release at www.mscibarra.com.

Thank you for your continued confidence and support.

Henry Fernandez
Chairman and CEO
MSCI Inc.

Important Information for Investors and Shareholders

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval.  MSCI will file with the Securities and Exchange Commission (“SEC”) a registration statement on Form S-4 that will include a proxy statement of RiskMetrics that also constitutes a prospectus of MSCI.  MSCI and RiskMetrics also plan to file other documents with the SEC regarding the proposed transaction.  A definitive proxy statement/prospectus will be mailed to stockholders of RiskMetrics.  INVESTORS AND SECURITY HOLDERS OF MSCI AND RISKMETRICS ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS THAT WILL BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION.
Investors and stockholders will be able to obtain free copies of the proxy statement/prospectus and other documents containing important information about MSCI and RiskMetrics, once such documents are filed with the SEC, through the website maintained by the SEC at http://www.sec.gov.  Copies of the documents filed with the SEC by MSCI will be available free of charge on MSCI’s internet website at www.mscibarra.com or by contacting MSCI’s Investor Relations Department at 866-447-7874.  Copies of the documents filed with the SEC by RiskMetrics will be available free of charge on RiskMetrics’ internet website at www.riskmetrics.com or by contacting RiskMetrics’ Investor Relations Department at 212-354-4643.

MSCI, RiskMetrics, their respective directors and certain of their executive officers may be deemed to be participants in the solicitation of proxies from the stockholders of RiskMetrics in connection with the proposed transaction. Information about the directors and executive officers of RiskMetrics is set forth in its proxy statement for its 2009 annual meeting of stockholders, which was filed with the SEC on April 29, 2009. Information about the directors and executive officers of MSCI is set forth in its proxy statement for its 2010 annual meeting of stockholders, which was filed with the SEC on February 23, 2010. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available.

Forward-Looking Statements

This document contains forward-looking statements. You should not place undue reliance on forward-looking statements because they involve known and unknown risks, uncertainties and other factors that are, in some cases, beyond MSCI’s, RiskMetrics’ and the combined company’s control and that could materially affect actual results, levels of activity, performance, or achievements.